UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*

                           General Finance Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    369822101
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                                 (CUSIP Number)

                                February 16, 2007
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [_]   Rule 13d-1(b)

            [x]   Rule 13d-1(c)

            [_]   Rule 13d-1(d)

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*     The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101                   13G                      Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Olowalu Holdings, LLC (FEIN: 74-3050654).
     Lighthouse Capital Insurance Company.
     The Ronald Valenta Irrevocable Life Insurance Trust No. 1.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Olowalu Holdings, LLC, is a Hawaiian limited liability company.
     Lighthouse Capital Insurance Company, is a Cayman Islands exempted limited company.
     The Ronald Valenta Irrevocable Life Insurance Trust No. 1., is a California trust.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER*
   (i)  Olowalu Holdings, LLC: 0
   (ii)  Lighthouse Capital Insurance Company: 0
   (iii)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0
6. SHARED VOTING POWER*
   (i)  Olowalu Holdings, LLC: 642,000
   (ii)  Lighthouse Capital Insurance Company: 642,000
   (iii)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0
7. SOLE DISPOSITIVE POWER*
   (i)  Olowalu Holdings, LLC: 0
   (ii)  Lighthouse Capital Insurance Company: 0
   (iii)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0
8. SHARED DISPOSITIVE POWER*
   (i)  Olowalu Holdings, LLC: 642,000
   (ii)  Lighthouse Capital Insurance Company: 642,000
   (iii)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 642,000
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     642,000*
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [_]
     Not applicable.
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.11%
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12.  TYPE OF REPORTING PERSON

     IC, OO (An international business company organized under the laws of the Cayman Islands), OO

*See Exhibit B for explanation of holdings.

CUSIP No. 369822101                   13G                      Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

            General Finance Corporation

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            260 South Los Robles, Suite 217
            Pasadena, California 91101
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Olowalu Holdings, LLC.
            Lighthouse Capital Insurance Company.
            The Ronald Valenta Irrevocable Life Insurance Trust No. 1.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The address of Olowalu Holdings, LLC, is 28633 S. Western Ave. #201, Rancho Palos Verdes, CA 90275.

            The address of Lighthouse Capital Insurance Company, is Buckingham Square, 2nd Floor, P.O. Box 69GT, Grand Cayman, Cayman Islands.

            The address of The Ronald Valenta Irrevocable Life Insurance Trust No. 1, is 28633 S. Western Ave. #201, Rancho Palos Verdes, CA 90275.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Olowalu Holdings, LLC, is a Hawaiian limited liability company.

            Lighthouse Capital Insurance Company, is a Cayman Islands exempted limited company.

            The Ronald Valenta Irrevocable Life Insurance Trust No. 1, is a California trust.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common stock, par value $.001 per share

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            369822101
            --------------------------------------------------------------------

Item 3.     Not applicable.

CUSIP No. 369822101                   13G                      Page 4 of 6 Pages

Item 4. Ownership. (See Exhibit B for explanation of holdings)

(a)  Amount Beneficially Owned: (as of February 16, 2007)
     (1)  Olowalu Holdings, LLC: 642,000
     (2)  Lighthouse Capital Insurance Company: 642,000
     (3)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 642,000

(b) Percent of Class:
     (1)  Olowalu Holdings, LLC: 6.11%
     (2)  Lighthouse Capital Insurance Company: 6.11%
     (3)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 6.11%

c) Number of shares as to which such person has:
   (i) sole power to vote or to direct the vote
     (1)  Olowalu Holdings, LLC: 0
     (2)  Lighthouse Capital Insurance Company: 0
     (3)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

   (ii) shared power to vote or to direct the vote
     (1)  Olowalu Holdings, LLC: 642,000
     (2)  Lighthouse Capital Insurance Company: 642,000
     (3)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

   (iii) sole power to dispose or to direct the disposition of
     (1)  Olowalu Holdings, LLC: 0
     (2)  Lighthouse Capital Insurance Company: 0
     (3)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

   (iv) shared power to dispose or to direct the disposition of
     (1)  Olowalu Holdings, LLC: 642,000
     (2)  Lighthouse Capital Insurance Company: 642,000
     (3)  The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 642,000

Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not applicable.
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.
         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

         Not applicable.
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Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 23, 2007
                                        ----------------------------------------
                                                        (Date)


                                        Olowalu Holdings, LLC

                                        By: /s/
                                            ------------------------------------
                                            Rick Pielago, Manager


                                        Lighthouse Capital Insurance Company

                                        By: /s/
                                            ------------------------------------
                                            Katherine Arch
                                            Title: Account Manager


                                        The Ronald Valenta Irrevocable Life
                                        Insurance Trust No. 1

                                        By: /s/
                                            ------------------------------------
                                            Rick Pielago, Trustee

                                  EXHIBIT A TO
                                  SCHEDULE 13G

            The undersigned hereby agree that the attached Schedule 13G shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.

                                        February 23, 2007
                                        ----------------------------------------
                                                        (Date)


                                        Olowalu Holdings, LLC

                                        By: /s/
                                            ------------------------------------
                                            Rick Pielago, Manager


                                        Lighthouse Capital Insurance Company

                                        By: /s/
                                            ------------------------------------
                                            Katherine Arch
                                            Title: Account Manager


                                        The Ronald Valenta Irrevocable Life
                                        Insurance Trust No. 1

                                        By: /s/
                                            ------------------------------------
                                            Rick Pielago, Trustee

                                  EXHIBIT B TO
                                  SCHEDULE 13G

      The Ronald Valenta Irrevocable Life Insurance Trust No. 1 (the "Trust") owns a variable life insurance policy (the "Policy") issued by Lighthouse Capital Insurance Company, a Cayman Islands company ("Lighthouse"). Lighthouse, indirectly through another wholly-owned subsidiary, Zero Sum Investments, a Cayman Islands company, owns 100% of the shares of Olowalu Holdings, LLC, a Hawaiian limited liability company ("Olowalu").

      Olowalu makes investments at the direction of the Trust with amounts paid by the Trust under the Policy. The Trust has no power to direct voting of the shares of General Finance Corporation ("GFC") held by Olowalu.

      As of February 16, 2007, Olowalu directly held 642,000 shares of GFC. Because the Trust may be deemed to exercise investment power of the shares of GFC owned by Olowalu, the Trust may be deemed to have beneficial ownership of 642,000 shares of GMC common stock held by Olowalu, representing approximately 6.11% of GFC's outstanding common stock.

      Because Lighthouse may be deemed to exercise voting and investment power over holdings of Olowalu, Lighthouse may be deemed to have beneficial ownership of 642,000 shares of GFC's common stock held by Olowalu, representing 6.11% of GFC's outstanding common stock.

      The Trust disclaims any beneficial ownership in all of the shares beneficially owned by Olowalu, and this report shall not be deemed an admission by the Trust that such party is the beneficial owner of such shares for purposes of Section 16 or any other purpose.